Zodiac Exploration Inc.

TSX VENTURE: ZEX

June 18, 2013

Zodiac Exploration Inc. Enters into Strategic Alliances and Acquires Additional Acreage

Zodiac Exploration engages Meagher Energy Advisors, Inc., enters into strategic alliance with Western Energy Production, LLC and acquires additional acreage in the San Joaquin Basin. California.

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) is pleased to announce that it has engaged Meagher Energy Advisors, Inc. (“Meagher”) a nationally recognized firm servicing the US Oil & Gas industry, and Western Energy Production LLC (“Western”), lead by Mr. Steven Marshall, as strategic advisors to the Company.

The Company also advises that it has entered into a strategic alliance with Western to pool an additional ~10,000 acres that greatly enhances the Company’s existing acreage.

Further, the Company has increased the resource potential of its land assets with the acquisition of certain acreage which is strategically located and contiguous within its Jaguar and Panther West prospect areas and totals ~ 2,000 net acres.

Mr. Peter Haverson, the Company’s President and Chief Executive Officer, said, “We are pleased to have both Meagher and Western advising the Company on its extensive asset base in the San Joaquin Basin. Meagher has a proven track record and a wealth of experience with many large and small energy companies across all of the North American oil and gas basins by advising them on the effective management of their land assets. Western, led by Mr. Marshall, also has a proven track record, specifically in the San Joaquin Basin, where it has developed a tremendous amount of knowledge of the current and emerging San Joaquin Basin oil plays and has also developed excellent contacts with key industry personnel. Meagher and Western will provide invaluable assistance and advice to Zodiac in the management of its San Joaquin Basin assets and continuing forward strategy.”

The Company will from time to time relinquish various land parcels as they become due, which are considered to be non-core and non-prospective.

About Zodiac

Zodiac is a Calgary based company formed to explore for oil and gas assets in North America with a focus on the San Joaquin Basin in California.

About Meagher Energy Advisors, Inc.

Meagher is a Denver based company formed in 1985, specializing in providing strategic advice and assistance to Oil & Gas companies across North America in the effective management of their respective land assets. Over this period, Meagher has developed a tremendous, knowledge database of contacts and Oil & Gas companies ranging from the very large to the very small. In order to properly advise its clients, Meagher is also fully staffed with petroleum engineers, geologists, landmen and associated support personnel with extensive backgrounds in petroleum geology, field operations, land issues, reservoir analysis and economic evaluation.

About Western Energy Production, LLC

Western Energy Production, LLC is a company based in San Diego, California, and in addition to other areas, has land assets in the San Joaquin Basin, California. Mr. Marshall, the President of Western, is an experienced landman with a focus on the San Joaquin Basin and consequently has developed an extensive knowledge of the existing and emerging oil & gas fields in the basin. In addition, Mr. Marshall has developed close relationships with the various, companies which are currently active and others which are actively seeking entry into the San Joaquin Basin.

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

President and Chief Executive Officer

(403) 450‐7896

or

John Newman

Chief Financial Officer

(403) 444-7850

www.zodiacexploration.ca

Advisories

This press release contains certain forward‐looking statements and forward‐looking information (collectively referred to herein as "forward‐looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward‐looking statements. Forward‐looking statements typically contains words such as "anticipate", "believe", "confirms", "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward‐looking statements pertaining to the Company's retaining of Meagher and Western as strategic advisors and plans in connection therewith.

Forward‐looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward‐looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward‐looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Additionally, there is no guarantee or certainty that Zodiac's retaining of Meagher and Western will result in a transaction on terms acceptable to Zodiac or at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward‐looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward‐looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward‐looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.